FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated April 7, 2017

TRANSLATION

Autonomous City of Buenos Aires, April 7, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Filing of 2016 Annual Report on Form 20-F

Dear Sirs:

In accordance with the requirement of the NYSE Listed Company Manual, YPF S.A. informs that it has filed its Annual Report on Form 20-F for the fiscal year 2016 with the United States Securities and Exchange Commission ("SEC").

The document is also posted on: http://www.ypf.com. Hard copies of the complete audited financial statements, may be obtained free of charge by shareholders upon request.

For a copy of the annual report, requests should be directed to:

Investor Relations
Macacha Güemes 515 (C1106BKK) Ciudad Autónoma de Buenos Aires ARGENTINA inversoresypf@ypf.com
Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 7, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer